Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2016

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS



Lucas | Horsfall
ACCOUNTANTS + ADVISORS

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (a Nevada Limited Liability Company), as of December 31, 2016 and the related statements of income (loss), members' equity and cash flows for the year then ended. These financial statements are the responsibility of Berkshire Bridge Capital, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Supplementary Schedules I-III on pages 8 - 10 have been subjected to audit procedures performed in conjunction with the audit of Berkshire Bridge Capital, LLC financial statements. The Supplementary Schedules are the responsibility of Berkshire Bridge Capital, LLC management. Our audit procedures included determining whether the Supplementary Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Schedules. In forming our opinion on the Supplementary Schedules, we evaluated whether the Supplementary Schedules, including their forms and contents is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lucas, Horsfall, Murphy, + Pindroh, L.L.P.

Pasadena, California
February 3, 2017

1

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2016

ASSETS

CURRENT ASSETS
  Cash $ 97,267
  Prepaid Expenses   236

    TOTAL CURRENT ASSETS   97,503

    TOTAL ASSETS $ 97,503

MEMBERS' EQUITY

MEMBERS' EQUITY
  Members' Equity $ 97,503

    TOTAL MEMBERS' EQUITY   97,503

    TOTAL LIABILITIES AND MEMBERS' EQUITY $ 97,503

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF INCOME (LOSS)
For Year Ended December 31, 2016

Revenue
Commission income	$	16,500
Reimbursed expenses		1,512
Interest income		82
Total Revenue		18,094

Expenses
Travel expenses	6,538
Professional fees	7,835
Telephone and telecommunications	7,384
Taxes and licenses	3,245
Office expenses	2,413
Utilities	443
Total Expenses	27,858

Net Income (Loss)	$	(9,764)

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

3

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2016

Balance at January 1, 2016	$	107,267
Net Income (Loss)		(9,764)
Balance at December 31, 2016	$	97,503

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (9,764)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Change in:	
Prepaid expenses	55
Net Cash Used in Operating Activities	(9,709)
NET DECREASE IN CASH DURING THE YEAR	(9,709)
CASH, BEGINNING OF PERIOD	106,976
CASH, END OF PERIOD	$ 97,267

See Independent Auditor's Report
The accompanying notes are an integral part of this statement.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company is an Introducing Broker Dealer engaging in the private placement of securities and other investment banking activities. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Uncertain Tax Positions

In accordance with FASB ASC 470-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2016 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal or State tax examinations by tax authorities for years before 2012.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentration of Credit Risk

For the year ended December 31, 2016, approximately 75% of the Company's revenue was earned from one customer.

2.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2016, the Company had net capital, as defined, of $95,562, which exceeded the statutory requirement of $5,000 by $90,562.

3.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 3, 2017 which is the date the financial statements were available to be issued.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2016

Net Capital	
Members' Equity	$ 97,503
Total members' equity qualified for net capital	97,503
Total capital and allowable subordinated borrowings	97,503
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	236
Haircuts/Other Charges	1,705
Net Capital	$ 95,562
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 90,562
Excess net capital at 120%	$ 89,562
Percentage of aggregate indebtedness	- %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).